May 29, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Celyad SA, formerly known as Cardio3 Biosciences SA Registration Statement on Form F-1 Submitted May 18, 2015 CIK No. 0001637890

Dear Mr. Riedler:

This letter is submitted on behalf of Celyad SA, formerly known as Cardio3 Biosciences SA (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated May 21, 2015 addressed to Christian Homsy, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-1, filed on May 18, 2015 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the comments of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement.

Notes to Consolidated Financial Statements

Note 2.2 Summary of significant accounting policies

2.2.6 Intangible assets

(a) Research and development costs, page F-12

1.	We acknowledge your response to previous comment 33. Please provide us your analysis under each of the criteria of paragraph 57 of IAS 38 that supports your assertion that development costs may be capitalized upon the completion of a pivotal Phase III clinical trial. Tell us what you mean by “completes successfully Phase III” and if you believe approval is considered probable at that point.

RESPONSE: The Company respectfully advises the Staff that it has reassessed its policy against the criteria of paragraph 57 of IAS 38. In order to bring its policy in line with the industry in which it operates, the Company has revised the disclosure on page F-12 of the Amended Registration Statement to indicate that in the biotechnology sector the development criteria are met when the product has received regulatory approval. All of the Company’s cell therapy product candidates are currently in the research phase and therefore, this policy revision has no impact on the consolidated financial statements included in the Registration Statement.

Additionally, the Company advises the Staff that this revision to its capitalization policy has no impact on the amounts currently capitalized related to its C-Cathez medical device, the Company’s proprietary catheter for injecting cells into the heart, which is currently being commercialized. The Company has capitalized costs related to the development of its C-Cathez product only after it obtained a CE mark for C-Cathez indicating that it met health and safety standards and authorizing the device for sale in the European Economic Area.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame

Laurie A. Burlingame, Esq.

Enclosures

cc:

Jeffrey P. Riedler, United States Securities and Exchange Commission

Mark Brunhofer, United States Securities and Exchange Commission

Lisa Vanjoske, United States Securities and Exchange Commission

Johnny Gharib, United States Securities and Exchange Commission

Bryan Pitko, United States Securities and Exchange Commission

Christian Homsy, Chief Executive Officer, Celyad SA

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Michael H. Bison, Esq., Goodwin Procter LLP

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